UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, August 21, 2013

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O’Higgins 1449

By Messenger

Re: Material Disclosure

Dear Commissioner:

As provided in Article 9 and in the second paragraph of Article 10 of the Securities Market Law and in General Rule #30, under due authorization and as decided at a Regular Board Meeting held March 5, 2013, please be advised of the following MATERIAL DISCLOSURE by LATAM Airlines Group S.A. (“LATAM Airlines Group”), Securities Registration #306:

1.	Yesterday evening Lan Argentina S.A., LATAM Airlines Group’s subsidiary that operates domestic and international flights in Argentina, was notified by the National Airport Agency of Argentina (ORSNA) that it must vacate the maintenance premises it operates in the Aeroparque Jorge Newberry Airport of Buenos Aires within 10 calendar days, and unilaterally anticipated the expiry of the contract with the airport concession company Aeropuertos Argentina 2000 S.A. that was signed on July of 2008 and that, in accordance with its terms, expires on July of 2023.

2.	Even though it is early to evaluate the impact of the measure, LATAM Airlines Group believes that the decision by ORSNA is illegitimate and that we will evaluate taking every legal action necessary to restate the contract and our rights to full and complete effectiveness. We understand this is not an isolated action but rather one that seems to be in line with an increasing level of actions against the Company with the purpose of damaging our operations in Argentina.

3.	We will report of the effect of this measure on the company’s financials and operations as soon as we complete our assessment of the situation. In the meantime, LATAM Airlines Group can assure to its customers and passengers in Argentina that Lan Argentina S.A. will take every and all actions that are necessary to continue to provide as seamless a service as we can in the present circumstances.

4.	This illegitimate measure adopted by ORSNA impacts only our domestic operations in Argentina out of Aeroparque Jorge Newberry Airport and does not affect our international operations to and from Argentina.

Sincerely,

Enrique Cueto

Chief Executive Officer

LATAM Airlines Group S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Chief Executive Officer